WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

03003809

February 7, 2003

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of an announcement released to the London Stock Exchange on January 15, 2003 and covering transmittal letter.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: [signature]
David H. Wollmuth
Authorized Representative

Enclosures

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 10 2003
WASH, D.C. 155

MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

15 January 2002

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

P A Farrell

PATRICIA FARRELL
Company Secretariat
020 7268 3377

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

TRADING STATEMENT

UK: Sales (inc. VAT)

Sales for the 7-week period to 11th January, 2003 and the 15-week period from 29th September, 2002 to 11th January, 2003 were:

	7 weeks to 11th January % on Last Year		15 weeks to 11th January % on Last Year	
	Actual	**Like-for-like***	**Actual**	**Like-for-like***
Clothing, Footwear and Gifts	+9.3	-	+9.8	-
Home	+4.1	-	+5.0	-
General	+8.9	+8.5	+9.4	+8.8
Food	+5.3	+3.9	+5.7	+4.0
Total	+7.5	+6.7	+8.0	+7.0

* Like-for-like sales have been estimated by comparing total sales with new, developed and closed stores excluded.

Overall clothing sales increased by 9.8% for the quarter, against comparatives of +8.0% last year. Sales of clothing at full price were up 7.8%.

Home sales of 5.0% were delivered on just under 10% less home footage than the comparable quarter last year, due to the planned reallocation of footage for the peak trading season.

Food performance of +5.7% was achieved in the quarter, on top of the strong comparatives last year.

This Autumn/Winter season we again drove for strong sales growth and market share gains and we made progress against both targets. However, clothing sales fell short of our own plans, particularly in November. The resulting stock going into the post-Christmas sale has cleared well to date but as a consequence we estimate full-year markdown costs will be 5% higher than last year.

Commenting on the Trading Statement, Roger Holmes, Chief Executive, said:

"We had a good Christmas, building on our strong performance last year, as customers have appreciated the improvements in our offer. We have now achieved five consecutive quarters of strong clothing sales growth and delivered further gains in market share this quarter, with food and home also performing well. Looking ahead, we have many opportunities to continue improving our products, shopping environment and the efficiency of our business, in a market that is now growing at more normal levels."

For further information, please contact:

Media enquiries:
Marks & Spencer Corporate Press Office: 020 7268 1919/6166

Photography:
Photography available from:
www.newscast.co.uk
or
www.marksandspencer.com/mediacentre

Analyst enquiries:
Tony Quinlan 020 7268 4195
Nick Jones 020 7268 6594

TRADING STATEMENT

UK: Sales (inc. VAT)

Sales for the 7-week period to 11th January, 2003 and the 15-week period from 29th September, 2002 to 11th January, 2003 were:

	7 weeks to 11th January % on Last Year		15 weeks to 11th January % on Last Year	
	Actual	**Like-for-like***	**Actual**	**Like-for-like***
Clothing, Footwear and Gifts	+9.3	-	+9.8	-
Home	+4.1	-	+5.0	-
General	+8.9	+8.5	+9.4	+8.8
Food	+5.3	+3.9	+5.7	+4.0
Total	+7.5	+6.7	+8.0	+7.0

* Like-for-like sales have been estimated by comparing total sales with new, developed and closed stores excluded.

Overall clothing sales increased by 9.8% for the quarter, against comparatives of +8.0% last year. Sales of clothing at full price were up 7.8%.

Home sales of 5.0% were delivered on just under 10% less home footage than the comparable quarter last year, due to the planned reallocation of footage for the peak trading season.

Food performance of +5.7% was achieved in the quarter, on top of the strong comparatives last year.

This Autumn/Winter season we again drove for strong sales growth and market share gains and we made progress against both targets. However, clothing sales fell short of our own plans, particularly in November. The resulting stock going into the post-Christmas sale has cleared well to date but as a consequence we estimate full-year markdown costs will be 5% higher than last year.

Commenting on the Trading Statement, Roger Holmes, Chief Executive, said:

"We had a good Christmas, building on our strong performance last year, as customers have appreciated the improvements in our offer. We have now achieved five consecutive quarters of strong clothing sales growth and delivered further gains in market share this quarter, with food and home also performing well. Looking ahead, we have many opportunities to continue improving our products, shopping environment and the efficiency of our business, in a market that is now growing at more normal levels."

For further information, please contact:

Media enquiries:
Marks & Spencer Corporate Press Office: 020 7268 1919/6166

Photography:
Photography available from:
www.newscast.co.uk
or
www.marksandspencer.com/mediacentre

Analyst enquiries:
Tony Quinlan 020 7268 4195
Nick Jones 020 7268 6594